SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2012

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Ryanair Holdings plc

Annual General Meeting

September 21, 2012

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action to be taken, you are recommended to consult your bank manager, stockbroker, solicitor, accountant or other professional adviser immediately (being, in the case of United Kingdom shareholders, an independent financial adviser authorised under the Financial Services and Markets Act, 2000 of the United Kingdom and, in the case of Irish shareholders, an organisation or firm authorised or exempted under the European Communities (Markets in Financial Instruments) Regulations (Nos 1 to 3) 2007 of Ireland or the Investment Intermediaries Act 1995 of Ireland (as amended).

If you have sold or transferred all of your Ordinary Shares in Ryanair Holdings plc, please send this Notice together with the accompanying documents to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee.

A letter from the Chairman to Shareholders regarding the Annual General Meeting of Ryanair Holdings plc, to be held at The Radisson Blu Hotel, Dublin Airport, Co. Dublin, Ireland on September 21, 2012 at 9.00 a.m. is set out on pages 1 to 2 of this document. The Notice of the Meeting is set out on pages 3 to 5 of this document.

LETTER FROM THE CHAIRMAN TO THE SHAREHOLDERS

OF RYANAIR HOLDINGS PLC

Dear Shareholder,

I am pleased to inform you that the Annual Report and Financial Statements for Ryanair Holdings plc for the year ended March 31, 2012, are now available on our website www.ryanair.com. You will find the Notice of the Annual General Meeting set out on pages 3 to 5 of this document. The Annual General Meeting will be held on September 21, 2012 at 9.00 a.m. in The Radisson Blu Hotel, Dublin Airport, Co. Dublin, Ireland.

Action to be taken

Proxy Form

You will find enclosed a Form of Proxy and Attendance Card for the Annual General Meeting.  Whether or not you wish to attend the Annual General Meeting you should complete and sign the Form of Proxy and return it by no later than 9.00 a.m. on September 19, 2012 to Capita Registrars (Ireland) Limited, P.O. Box 7117, Dublin 2, Ireland. Completion and return of the Form of Proxy will not preclude you from attending and voting at the Annual General Meeting, should you wish to do so. If you wish to attend the Annual General Meeting in person please bring your Attendance Card with you. If you appoint a person other than the Chairman or any other officer of Ryanair Holdings plc as your proxy, please give your Attendance Card to that person for his/her admission to the Meeting.

Special Business to be considered at the Annual General Meeting

Your attention is drawn to the Notice of Meeting on pages 3 to 5 which sets out matters to be considered at the Annual General Meeting. In addition to the ordinary business there are three Resolutions relating to special business.

Resolution 5 - Directors' Authority to Allot Ordinary Shares

The Directors are seeking to renew their authority to allot shares in the authorised but unissued share capital of the Company for the period up to September 20, 2017.

Resolution 6 - Disapplication of Statutory pre-emption Rights

As was the case at previous years' Annual General Meetings, the Directors are seeking authority to allot Ordinary Shares without first offering them to existing shareholders in accordance with statutory pre-emption rights where the Ordinary Shares are allotted:-

(a) on the exercise of any option in accordance with the provisions of the existing Ryanair Holdings plc Share Option Plans of 2000 & 2003;

(b) in connection with a rights issue; and

(c) otherwise than in pursuance of (a) and (b) above, up to an aggregate nominal value of the greater of €457,411 or 5% of the then issued share capital of the Company.

It is proposed to renew this authority for the period expiring fifteen months from the passing of this Resolution or, if earlier, on the day following the next Annual General Meeting of the Company.

Resolution 7 - Authority to Repurchase Shares

At the Extraordinary General Meeting held on April 19, 2012 (the EGM) the Directors sought and obtained an amendment to the share repurchase authority granted at previous years' Annual General Meetings to allow the Company to repurchase shares from both the Ordinary Share pool and the American Depositary Share (the ADS) pool. The Directors are now seeking to renew the authority granted at the EGM.  Any ADSs repurchased will be converted to Ordinary Shares and cancelled as will Ordinary Shares repurchased, and the number of Ordinary Shares in issue will reduce accordingly.

In line with the authority granted at the EGM, the maximum price at which Ordinary Shares traded on the Irish Stock Exchange or the London Stock Exchange could be repurchased would be the higher of (i) 5% above the average market value of the Company's Ordinary Shares on the Irish Stock Exchange for the five business days prior to the date of purchase and; (ii) the price stipulated by Article 5(1) of Commission Regulation (EC) of 22 December, 2003 (No. 2273/2003), being the higher of the last independent trade and the highest current independent bid on the trading venue on which the shares are being repurchased. It is further proposed that the maximum price at which Ordinary Shares which underlie the Company's ADSs which are traded on NASDAQ could be repurchased would be 5% above the average market value of one-fifth of the Company's ADSs on NASDAQ for the five business days prior to the date of purchase (as one ADS represents five Ordinary Shares).

The minimum price at which Ordinary Shares could be repurchased would be their nominal value of 0.635 euro cents. The authority will also enable the Company to repurchase in US dollars or euro.

Recommendation of Directors

The Directors believe that the passing of the Resolutions set out in the Notice of Meeting is in the best interests of the Company and its shareholders as a whole and the Directors unanimously recommend that you vote in favour of such Resolutions as they intend to do in respect of their own beneficial holdings in Ordinary Shares which, as at the date of this letter, represent approximately 4.24% of the issued share capital of the Company.

Yours sincerely,

David Bonderman
Chairman

NOTICE OF AN ANNUAL GENERAL MEETING OF
RYANAIR
HOLDINGS PLC

NOTICE
is hereby given that the Sixteenth Annual General Meeting of the Company will be held at The Radisson Blu Hotel, Dublin Airport, Co. Dublin, Ireland on September 21, 2012 at 9.00 a.m. for the following purposes:

Ordinary Business

1. To receive and consider the accounts for the year ended March 31, 2012 and the reports of the Directors and Auditors thereon.

2. To declare an ordinary dividend of €0.34 per Ordinary Share to be paid in November 2012.

3. To re-elect the following Directors who retire in accordance with the Company's Articles of Association, and being eligible, offer themselves for re-election:

(a) Michael Horgan
(b) Kyran McLaughlin

4. To authorise the Directors to fix the remuneration of the Auditors.

Special Business

To consider and, if thought fit, pass the following Resolution as an Ordinary Resolution:

5.             "That the Directors be and they are hereby generally and unconditionally authorised in substitution for all existing authorities to exercise all powers of the Company to allot and issue all relevant securities (as defined by Section 20 of the Companies (Amendment) Act, 1983 (the "1983 Act") up to an aggregate nominal amount equal to the authorised but unissued share capital of the Company at the conclusion of this meeting, and the authority hereby conferred shall expire at the close of business on September 20, 2017 unless previously renewed, varied or revoked by the Company in general meeting provided however, that the Company may make an offer or agreement before the expiry of this authority, which would or might require any such securities to be allotted or issued after this authority has expired, and the Directors may allot and issue any such securities in pursuance of any such offer or agreement as if the authority conferred hereby had not expired."

6. To consider and, if thought fit, to pass the following Resolution as a Special Resolution:-

"That, subject to the passing of Resolution 5, the Directors be and they are hereby empowered pursuant to Section 23 and Section 24(1) of the 1983 Act to allot equity securities within the meaning of the said Section 23 for cash pursuant to the authority conferred on the Directors under Section 20 of the 1983 Act by Resolution 5 above as if Section 23(1) of the 1983 Act did not apply to any such allotment, provided that this power shall be limited to the allotment of equity securities (including in the case of sub-paragraphs (a), (b) and (c) below, any shares purchased by the Company pursuant to the provisions of Part XI of the Companies Act, 1990 and held as treasury shares (as defined therein)):

(a) on the exercise of any option granted pursuant to the Ryanair Holdings plc Share Option Plans of 2000 & 2003;

(b)           in connection with a rights issue where the equity securities are offered to shareholders proportionately to the respective numbers of shares held by such shareholders but subject to such exclusions as the Directors may deem fit to deal with fractional entitlements or legal and practical problems arising in or in respect of any overseas territory; and

(c) otherwise than in pursuance of (a) or (b) above, up to an aggregate nominal value of the greater of €457,411 or 5% of the issued share capital of the Company,

and shall unless previously renewed, revoked or varied by special resolution of the Company in general meeting, expire 15 months from the passing of this Resolution or, if earlier, on the close of business on the day following the next Annual General Meeting of the Company after the passing of this resolution, save that the Company may, before such expiry, make an offer or agreement which would or might require equity securities to be allotted after such expiry, and the Directors may allot equity securities in pursuance of such an offer or agreement as if the power conferred hereby had not expired."

7. To consider and if thought fit pass the following Resolution as a Special Resolution:-

"That the Company and/or any subsidiary (as such expression is defined by Section 155 of the Companies Act, 1963) of the Company be and they are hereby generally authorised to make market purchases (as defined by Section 212 of the Companies Act, 1990) of the Company's Ordinary Shares on such terms and conditions and in such manner as the Directors or, as the case may be, the Directors of such subsidiary, may from time to time determine in accordance with and subject to the provisions of the Companies Act, 1990 and the following restrictions and provisions:

(i) the maximum aggregate number of shares authorised to be acquired pursuant to this resolution shall not exceed 72.03 million Ordinary Shares;

(ii) the minimum price (exclusive of expenses) which may be paid for any such Ordinary Share shall be an amount equal to the nominal value thereof;

(iii) the maximum price (exclusive of expenses) which may be paid for any such Ordinary Share shall not exceed the higher of:

A. the higher of the price of the last independent trade and the highest current independent bid on the trading venue where the purchase is carried out, as stipulated by Article 5(1) of Commission Regulation (EC) (No. 2273/2003) of 22 December 2003 implementing the Market Abuse Directive 2003/6/EC as regards exemptions for buy-back programmes and stabilisation of financial instruments; and

B. 105% of the average of the Relevant Price for such Ordinary Shares of the same class for each of the five (5) business days immediately preceding the day of the purchase of the Ordinary Shares; and

(iv)          for the purpose of sub-paragraph (iii)(B), "Relevant Price" means, in respect of the purchase of Ordinary Shares traded on the Irish Stock Exchange or the London Stock Exchange, on any business day on which there shall be a dealing in the Ordinary Shares on the Irish Stock Exchange (or any successor thereto) in respect of shares of the same class, the official closing price in respect of such shares as published in the Irish Stock Exchange
                Daily Official List or any successor publications thereto (the "ISE List") and, in respect of any business day on which there shall be no such dealing, the ISE Closing Mid-Market Price as derived from the ISE List;

(v)           for the purpose of sub-paragraph (iii)(B), "Relevant Price" means, in respect of the purchase of Ordinary Shares underlying American Depositary Shares traded on NASDAQ, on any business day on which there shall be a dealing in ADSs on NASDAQ (or any successor thereto), one-fifth of the NASDAQ Official Close Price in respect of such ADSs as published by NASDAQ (or its equivalent if such a price is no longer published by NASDAQ) and, in respect of any business day on which there shall be no such dealing, one-fifth of the NASDAQ Official Open Price in respect of such ADSs on that day as published by NASDAQ (or its equivalent if such a price is no longer published by NASDAQ);

(vi)          PROVIDED THAT if no ISE Closing Mid-Market Price is available on the Irish Stock Exchange, for the purposes of (iv) above for any particular day, then that day shall not count as one of the said five (5) business days for the purpose of determining the Relevant Price, and, at the discretion of the Directors, either another business day preceding the day of purchase of the shares on which such a price is available shall be substituted for such day, or the number of business days by reference to which the Relevant Price is to be calculated shall be reduced accordingly. If the means of providing the foregoing information as to dealings and prices, by reference to which the maximum price is to be determined, is altered or is replaced by some other means, then the maximum price shall be determined on the basis of the equivalent (as nearly as practicable) information published by the relevant authority in relation to dealings or, if no such information is available, by such other method as the Directors shall determine to be fair and reasonable;

(vii) for the purposes of this resolution the "ISE Closing Mid-Market Price" shall be the average of the closing best bid and the closing best offer as published on the ISE List; and

(viii)        This authority will expire on the earlier of the date of the next Annual General Meeting or 15 months from the date of the passing of this resolution, unless previously varied, revoked or renewed in accordance with the provisions of Section 215 of the Companies Act, 1990. The Company or any subsidiary may before such expiry enter into a contract for the purchase of Ordinary Shares which would or might be wholly or partly executed after such expiry and may complete any such contract as if the authority conferred hereby had not expired."

By the Order of the Board

Juliusz Komorek
Secretary

Registered Office:
Ryanair Corporate Headquarters,
Dublin Airport,
County Dublin,
Ireland.

NOTES

1.     Only persons registered in the Register of Members of the Company (or their duly appointed proxies or representatives), at 6.00 p.m. on Wednesday, September 19, 2012 or, if the Annual General Meeting is adjourned, 48 hours
        (occurring on working days only) before the time appointed for the adjournment (the "record date"), shall be entitled to attend, speak, ask questions and vote at the Annual General Meeting in respect of the number of shares registered in their name at the record date. Changes to the Register after the record date shall be disregarded in determining the right of any person to attend and/or vote at the Annual General Meeting or any adjournment thereof.

2.     Any member of the Company attending the Annual General Meeting has the right to ask questions related to items on the agenda of the Annual General Meeting and to have these questions answered by the Company subject to any reasonable measures the Company may take to ensure the proper identification of the member and provided:

a. answering the question does not unduly interfere with preparation for the Annual General Meeting or the confidentiality and business interests of the Company; or

b. the question has not already been answered on the company's website in a questions and answers format; or

c. the Chairman of the Annual General Meeting is satisfied that answering the question will not interfere with the good order of the Annual General Meeting.

3.     A member entitled to attend and vote at the Annual General Meeting is entitled to appoint a proxy as an alternate to attend, speak and vote instead of him/her and may appoint more than one proxy to attend on the same occasion in respect of shares held in different securities accounts. A proxy need not be a member of the Company. The deposit of an instrument of proxy will not preclude a member from attending and voting in person at the
        Meeting or at any adjournment thereof.

4.     A form of proxy is enclosed with this Notice. To be effective, the form of proxy duly completed and signed together with any authority under which it is executed or a copy of such authority certified notarially must be deposited at the offices of the Company's Registrar, Capita Registrars (Ireland) Limited, Unit 5 Manor Street Business Park, Manor Street, Dublin 7, Ireland, or by post to P.O. Box 7117, Dublin 2, Ireland, in either case not less than 48 hours before the time appointed for the Annual General Meeting or any adjournment thereof.

5.     In addition to note 4 above and subject to the Articles of Association of the Company and provided it is received not less than 48 hours before the time appointed for the holding of the Annual General Meeting or any adjournment thereof the appointment of a proxy form may also:

a. be submitted by fax to +353 (1) 8102422, provided it is received in legible form; or

b. be submitted electronically, via the internet by accessing the Company's Registrar's website
www.capitaregistrars.ie, selecting <Shareholder Portal> and following the instructions thereon; or

c.       be submitted through CREST in the case of CREST members, CREST sponsored members or CREST members who have appointed voting service providers. Submissions through CREST must be completed in accordance with the procedures specified in the CREST Manual and received by the Registrar under CREST Participant ID 7RA08.

6.     The Form of Proxy for corporations must be executed under its common seal, signed on its behalf by a duly authorised officer or attorney and submitted in accordance with either note 4 or note 5 above.

7.     Any member(s), holding at least 3% of the Company's issued share capital, representing at least 3% of the voting rights, may put an item on the agenda of an Annual General Meeting provided that such item is accompanied by reasons justifying its inclusion or the full text of any draft resolution proposed to be adopted at the Annual General Meeting.  A request by a member to put an item on the agenda or to table a draft resolution at an Annual
        General Meeting shall be received by the company in hardcopy form or in electronic form at least 42 days before the Annual General Meeting to which it relates.  Member(s) holding at least 3% of the Company's issued share capital, representing at least 3% of the voting rights, may also table a draft resolution for an item on the agenda of a general meeting.

8.     Where shares are jointly held, the vote of the senior holder who tenders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the other registered holder(s) of the share(s) and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.

9. Where a poll is taken at an Annual General Meeting any shareholder, present or by proxy, holding more than one share is not obliged to cast all his/her votes in the same way.

10.   Copies of the Directors' service contracts with the Company are available for inspection at the registered office of the Company during normal business hours on any weekday (Saturdays, Sundays and public holidays excluded)
        from the date of this Notice until the conclusion of the Annual General Meeting and at the place of the Annual General Meeting for at least 15 minutes prior to and during the Annual General Meeting.

11.   Information regarding the Annual General Meeting including a copy of this Notice, details of the total number of shares and voting rights at the date of this Notice, and copies of documentation relating to the 2012 Annual
        General Meeting, including proxy forms and draft resolutions, are available on Ryanair's website, www.ryanair.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 16 August, 2012

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary